Exhibit 99.1

COSCIENS Biopharma Inc. Reports Second Quarter 2024 Financial Results

Data from pivotal DETECT-Trial evaluating macimorelin for the diagnosis of childhood-onset growth hormone deficiency expected in Q3 2024

Company ended the quarter with US$27.8 million in cash

TORONTO, ONTARIO, August 13, 2024 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a specialty biopharmaceutical company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today reported its financial and operating results for the quarter ended June 30, 2024 and provided a corporate update.

“We are very pleased with the ongoing post-merger integration process and expect to be providing a fulsome update shortly. The newly combined management team is currently completing our detailed work to identify synergies and cost reduction opportunities as we review and prioritize our now combined portfolio of programs and products. In that review, our goal remains to focus our resources and cash on those programs and products that we believe will allow us to propel the Company into its next phase of growth as a diversified biopharmaceutical company. We are also excited that we remain on track to obtain and announce in Q’3 2024 top-line data from our recently completed Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (“CGHD”),” stated Gilles Gagnon, M.Sc., MBA, President and CEO of COSCIENS.

Summary of Second Quarter 2024 Financial Results

All amounts are in U.S. dollars.

Cash and cash equivalents

The Company had $27.8 million in cash and cash equivalents at June 30, 2024.

Results of operations for the three-month period ended June 30, 2024

For the three-month period ended June 30, 2024, we reported a net loss of $1.4 million, or $0.64 loss per common share, as compared with a net loss of $0.9 million, or $0.47 loss per common share for the three-month period ended June 30, 2023. The $0.5 million increase in net loss is primarily due to increases in both research and development costs of $0.8 million and selling, general and administrative costs of $1.8 million offset by an increase in other income of $1.9 million and an increase in income tax recovery of $0.2 million.

Revenues

●	Our total revenue for the three-month period ended June 30, 2024 was $2.3 million as compared with $1.4 million for the same period in 2023. This increase of $0.9 million was due to higher sales of Avenanthramides, Oat Beta Glucan and Oat Oil in the quarter.

Operating Expenses

●	Our total operating expenses for the three-month period ended June 30, 2024, was $4.5 million as compared with $1.9 million for the same period in 2023. This increase of $2.6 million was due to higher research and development costs associated with the Avenanthramides and DETECT clinical trials of $0.8 million and selling, general and administrative costs of $1.8 million due primarily to the acquisition transaction recently completed between Aeterna and Ceapro.

Results of operations for the six-month period ended June 30, 2024

For the six-month period ended June 30, 2024, we reported a consolidated net loss of $2.8 million, or $1.39 loss per common share, as compared with a consolidated net loss of $1.1 million, or $0.62 loss per common share for the same period in 2023. The $1.7 million increase in net loss is primarily due to increases in research and development costs of $1.5 million and selling, general and administrative costs of $2.4 million offset by an increase in other income of $1.9 million and a decrease in gross margin of $0.3 million.

Revenues

●	Our total revenue for the six-month period ended June 30, 2024 was $4.4 million as compared to $4.0 million for the same period in 2023. This increase of $0.4 million was due to higher sales of Avenanthramides, Oat Beta Glucan and Oat Oil in the quarter.

Operating Expenses

●	Our total operating expenses for the six-month period ended June 30, 2024, was $7.4 million as compared with $3.5 million for the same period in 2023, representing an increase of $3.9 million. This increase was due to higher research and development costs associated with the Avenanthramides and DETECT clinical trials of $1.5 million and selling, general and administrative costs of $2.4 million due primarily to the acquisition transaction recently completed between Aeterna and Ceapro.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter 2024, as well as the Company’s consolidated financial statements as of June 30, 2024, will be available on the Company’s website (www.cosciensbio.com) in the Investors section or at the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov, respectively.

About COSCIENS Biopharma Inc.

COSCIENS is a specialty biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of pharmaceutical and diagnostic products, including those focused on areas of significant unmet medical need. One of COSCIENS’ lead products is macimorelin (Macrilen; Ghryvelin), the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). COSCIENS is also engaged in the development of therapeutic assets and proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and Avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The Company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our statements and expectations regarding the ongoing integration efforts and plans to identify synergies and cost reductions, and the timing of top-line data from the DETECT-trial.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies, including our reliance on the success of the DETECT-trial for Macrilen™ (macimorelin); results from our other products under development may not be successful or may not support advancing the product; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products (including AVA and OBG) and its customers, the continued availability of funds and resources to successfully commercialize the product; the ability to secure strategic partners for late stage development, marketing, and distribution of our products, including our ability to enter into a new license agreement or similar arrangement following the termination of the license agreement with Novo Nordisk AG for rights to Macrilen™ in North America; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Gilles R. Gagnon

President & CEO

ggagnon@cosciensbio.com

+1 (780) 421-4555

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: jenene@jtcir.com

Page 4 of 4